

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Charles Beck
Chief Financial Officer and Treasurer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

>   **Re: Digimarc Corporation**
>   **Registration Statement on Form S-3**
>   **Filed June 5, 2020**
>   **File No. 333-238995**

Dear Mr. Beck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Gina Eiben